Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the use and incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-10587 on Form F-4 of Telefónica de Argentina S.A. of our report dated February 12, 2003 appearing in the annual report on Form 20-F of Telefónica de Argentina S.A. for the year ended December 31, 2002 and to the reference to us under the heading “Experts” in the Telefónica de Argentina S.A. Prospectus, which is part of this Registration Statement, related to the Offers to Exchange 11 7/8% Notes due 2007 and a cash payment for existing U.S.$300 million 11 7/8% Notes due 2004, and 9 1/8% Notes due 2010 and a cash payment for existing U.S.$368.5 million 9 1/8% Notes due 2008 and solicitations of proxies to vote in favor of amendments to the terms of the existing notes.

June 17, 2003

DELOITTE & CO. S.R.L.